UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33806

OSG  America L.P.
(Exact name of registrant as specified in its charter)

OSG America LLC
Two Harbour Place
302 Knights Run Avenue
Tampa, FL 33602
(813) 209-0600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Units representing limited partner interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	*
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)
Rule 15d-6

* The Common Units do not become Section 12(g) securities (requiring continued registration under Section 12(g) of the Exchange Act) by virtue of the last clause of Exchange Act Rule 12g-2 because at the time of the effectiveness of the Form 25 and deregistration pursuant to Section 12(d) the Partnership will be owned by subsidiaries of Overseas Shipholding Group, Inc., and thus the securities will not be "held of record by 300 or more persons."

      Approximate number of holders of record as of the certification or notice date:  2

      Pursuant to the requirements of the Securities Exchange Act of 1934, OSG America L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 28, 2009	OSG America L.P.
By: OSG America, LLC, its general partner
By: /s/Myles R. Itkin Name: Myles R. Itkin
Title: Chief Executive Officer